July 8, 2019

Via Edgar

Mr. Michael Killoy & Ms. Brigitte Lippmann

Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	China Jo-Jo Drugstores, Inc. Registration Statement on Form S-1 Filed May 23, 2019 File No. 333-231702

Dear Mr. Killoy and Ms. Lippmann:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated June 6, 2019 (the “Comment Letter”), to China Jo-Jo Drugstores, Inc. (the “Company”) with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on May 23, 2019 (File No. 333-231702).

This letter provides the Company’s response to the Staff's comment contained in the Comment Letter. The text of the Staff's comment is set forth in bold below, followed by the response of the Company.

Form S-1 Filed May 23, 2019

Incorporation of Certain Information by Reference, page 11

1. We note that you incorporate information by reference into your registration statement. However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all disclosure required by Form S-1 or file your Form 10-K for the fiscal year ended March 31, 2019.

Response:

In response to the Staff’s comment, the Company has filed its Form 10-K for the fiscal year ended March 31, 2019 (the “2019 Form 10-K”) and revised the Registration Statement accordingly to incorporate the 2019 Form 10-K by reference.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at frank.zhao@jojodrugstores.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

CHINA JO-JO DRUGSTORES, INC.

		By:	/s/ Ming Zhao
Ming Zhao
Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.